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                             Visual Data Corporation
                                1291 SW 29 Avenue
                          Pompano Beach, Florida 33069

                                                          telephone 954-917-6655
                                                         telecopier 954-917-6600

                                  June 27, 2001

                                    "DEL AM"

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:   Visual Data Corporation (the "Company")
      Registration Statement on Form S-3
      File number 333-63792

Ladies and Gentlemen:

         This correspondence is being filed in connection with the above-referenced registration statement and applies to the above-referenced registration statement. The Company hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Company shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                                    Sincerely,

                                                    /s/ Randy S. Selman
                                                    --------------------------
                                                    Randy S. Selman
                                                    President